UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No.4 )*


                       MEDIA SCIENCES INTERNATIONAL, INC.
                      f/k/a Cadapult Graphic Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   58446x107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 7, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /_/ Rule 13d-1(b)

     /X/ Rule 13d-1(c)

     /_/ Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 4 pages

                                  SCHEDULE 13G

CUSIP No.   58446x107
         ---------------

   1       NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           BERTHEL SBIC, LLC        52-2040126
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) /__/
           (b) /__/
--------------------------------------------------------------------------------
   3       SEC USE ONLY
--------------------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION:              Delaware
--------------------------------------------------------------------------------

                             5     SOLE VOTING POWER          1,022,416 (1)
           Number of
                             ---------------------------------------------------

           Shares            6     SHARED VOTING POWER                0
           Beneficially
           Owned by          ---------------------------------------------------

           Each              7     SOLE DISPOSITIVE POWER     1,042,416
           Reporting
           Person            ---------------------------------------------------

           With              8     SHARED DISPOSITlVE POWER           0

--------------------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,042,416
--------------------------------------------------------------------------------
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

           Not Applicable
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           9.49%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON (See Instructions)

           IV
--------------------------------------------------------------------------------

Footnote (1):  The reporting person owns options to aquire 20,000 shares of the common stock of the issuer

                                Page 2 of 4 pages

Item 1.   (a) Name of Issuer:

              MEDIA SCIENCES INTERNATIONAL, INC.
              f/k/a/ Cadapult Graphic Systems, Inc.

          (b) Address of Issuer's Principal Executive Offices:

              40 Boroline Road
              Allendale, New Jersey  07401

Item 2.   (a) Name of Person Filing:  Berthel SBIC, LLC

          (b) Address of Principal Business Office or, if none, Residence:

              701 Tama Street, Building B
              Marion, Iowa  52302

          (c) Citizenship:  Organized under the laws of Delaware

          (d) Title of Class of Securities:  Common Stock, par value $.001 per share

          (e) CUSIP Number:  127206 10 0

Item      3. If this statement if filed pursuant toss.240.13d-1(b) or 240.13d-2
          (b) or (c), check whether the person filing is a:

          (a) /__/ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

          (b)      /__/ Bank as defined in section 3(a) (6) of the Act (15
                   U.S.C. 78c).

          (c) /__/ Insurance company as defined in section 3(a) (19) of the Act (15 U.S.C. 78c).

          (d) /__/ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e) /__/ An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(E);

          (f) /__/ An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

          (g) /__/ A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

          (h) /__/ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) /__/ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)      /__/ Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

                                Page 3 of 4 pages

Item 4.   Ownership:

          The information in items 1 and 5-11 on the cover pages of this statement on Schedule 13G is hereby incorporated by reference.

          (a) Amount beneficially owned:
                                             -----------------------------------

          (b) Percent of class:
                                    --------------------------------------------

          (c) Number of shares as to which the person has:


                   (i) Sole power to vote or to direct the vote
                                                                ----------------

                   (ii) Shared power to vote or to direct the vote
                                                                  --------------

                   (iii)Sole power to dispose or to direct the disposition of

                        --------------------------------------------------------

                   (iv) Shared power to dispose or to direct the disposition of

                        --------------------------------------------------------


Item 5.   Ownership of Five Percent or Less of a Class. [ ] Not Applicable



Item 6.   Ownership of More Than Five Percent on Behalf of Another Person:

          Not Applicable


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not Applicable

Item 8.   Identification and Classification of Members of the Group.


Item 9.   Notice of Dissolution of Group:  Not Applicable

Item 10.  Certifications.


                                    Signature


     After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.



Date:  December 8, 2005

                                            BERTHEL SBIC, LLC

                                            By:  Berthel Fisher & Comapny
                                                 Planning, Inc., Manager


                                            By:  /s/  Thomas J. Berthel
                                               --------------------------------
                                                      Thomas J. Berthel,
                                                      President




                                Page 4 of 4 pages